August 8, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Series 16 8.000% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual
Preferred Tier 1 Securities of Banco Santander S.A., under the Exchange Act of 1934.

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com